UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number 1-11176

GRUPO SIMEC S.A.B. DE C.V.

(exact name of of the Registrant as specified in its charter)

Group Simec, Inc.

(translation of Registrant’s name into English)

Av. Lázaro Cárdenas 601

Colonia la Nogalera

Guadalajara, Jalisco

México 44440

(address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[_]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	[_]	No	[X]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	[_]	No	[X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[_]	No	[X]

PRESS RELEASE	Contact:	Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
+52 55 1165 1025
+52 33 3770 6734

GRUPO SIMEC, S.A.B. DE C.V., ANNOUNCES AGREEMENT WITH UBS CASA DE BOLSA TO ACT AS MARKET MAKER FOR ITS SHARES LISTED ON THE MEXICAN STOCK EXCHANGE.

GUADALAJARA, MEXICO, October 18, 2012 -Grupo Simec, S.A.B. de C.V. (AMEX: SIM) announced today that it has entered into an agreement with with UBS Casa de Bolsa, S.A. de C.V. to act as market maker for Grupo Simec’s shares listed on the Mexican Stock Exchange. Grupo Simec seeks to provide more liquidity for the convenience of its shareholders, and believes that this agreement may help the trading of its shares by reducing gaps between the ¨bid” and the “ask” price.

About Grupo Simec

Grupo Simec is a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Canada. Grupo Simec is also an important producer of structural and light structural steel products in Mexico in terms of sales volume. Grupo Simec’s SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Its structural steel products are mainly used in the residential and non-residential construction market and other construction applications.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Simec and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Grupo Simec is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2012

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Ing. Luis García Limón
Name:	Ing. Luis García Limón
Title:	Chief Executive Officer

By:	/s/ Mario Moreno Cortez
Name:	Mario Moreno Cortez
Title:	Chief Financial Officer